EXHIBIT 4.8

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of our common stock is based upon our Amended and Restated Articles of Incorporation (“Articles”), our Amended and Restated Code of Regulations (“Regulations”) and applicable provisions of law. We have summarized certain portions of the Articles and Regulations below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Articles and Regulations, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.8 is a part.

Authorized Capital Stock

Under the Articles, Cincinnati Financial Corporation’s authorized capital stock consists of 500,000,000 shares of common stock, $2.00 par value.

Common Stock

Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on the Nasdaq Global Select Market under the ticker symbol “CINF.”

Voting Rights. Each holder of shares of the Company’s common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of shareholders.

No Action by Shareholder Consent. Shareholders are not permitted under the Company’s Articles or Regulations to act by written consent in lieu of a meeting.

Power to Call Special Meeting. The Company’s Articles vest the power to call special meetings of shareholders in the Company’s Chief Executive Officer, board of directors or shareholders holding shares representing not less than 50% of the outstanding votes entitled to vote at the meeting.

Proxy Access Nominations. Under our Regulations, a shareholder (or a group of up to 20 shareholders) who has held at least 3% of our common stock for three years or more may nominate a director and have that nominee included in our proxy materials, provided that the shareholder and nominee satisfy the requirements specified in our Regulations. Any shareholder who intends to use these procedures to nominate a candidate for election to the board of directors for inclusion in our proxy statement must satisfy the requirements specified in our Regulations.

Dividend Rights. Holders of the Company’s common stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors out of funds legally available therefor.

Rights upon Liquidation. Holders of the Company’s common stock are entitled to share pro rata, upon any liquidation or dissolution of Cincinnati Financial Corporation, in all remaining assets available for distribution to shareholders after payment or providing for the Company’s liabilities.

Preemptive Rights. Holders of the Company’s common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Transfer Agent and Registrar. Equiniti Trust Company d/b/a EQ Shareowner Services is the transfer agent and registrar for the Company’s common stock.

Certain Anti-Takeover Effects of Ohio Law

Ohio Law. Certain provisions of Ohio law and our Articles may have the effect of discouraging or rendering more difficult an unsolicited acquisition of the company. The summary of these provisions may not contain all the information that is important to you and is subject to, and is qualified in its entirety by reference to, all sections of the Ohio Revised Code and our Articles. See “Where You Can Find More Information.”

Section 1701.831 of the Ohio Revised Code requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within ten days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation.
Chapter 1704 of the Ohio Revised Code prohibits certain business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.
Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

(i)	before the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

(ii)	the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

(iii)	the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.
Each issuing public corporation has the ability to “opt out” of the application of Chapter 1704.
We have not opted out of the application of either Chapter 1704 or Section 1701.831.
Section 1707.041 of the Ohio Revised Code regulates certain tender offer “control bids” for corporations in Ohio with 50 or more shareholders that have significant Ohio contacts (as defined in that statute) and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.
Our Articles. Our Articles contain requirements for approval of certain business combinations involving the company. These provisions require that any business combination transactions involving the company and any holder of 10% or more of our common stock cannot be completed unless the transaction is approved by the affirmative vote of the holders of 75% of our common stock having voting power with respect to any such proposal. Our Articles further provide, however, that this shareholder approval requirement will not apply if the “fair price” requirement has been satisfied. Under the “fair price” provision, the cash, or fair market value of other consideration, to be received per share by holders of common stock of the Company in the business combination is not less than the greater of: (A) the highest per-share price (including brokerage commissions, soliciting dealers’ fees, dealer-management compensation, and other expenses, including, but not limited to, costs of newspaper advertisements, printing expenses, and attorney fees) paid by the other entity in acquiring any of its holdings of the common stock of the Company or, (B) an amount which bears the same or a greater percentage relationship to the market value price of the Company’s common stock immediately prior to the announcement of such business combination as the highest per-share price determined in (A)above bears to the market price of the Company’s common stock immediately prior to the commencement of acquisition of the Company’s common stock by the other entity but in no event in excess of two times the highest per-share price determined in (A) above.